Exhibit 99.77(i)

ITEM 77I. Terms of new or amended securities

1.	At the May 12, 2016 Board meeting, the Board of Trustees approved the designation of Class A and Class I shares for Voya Investment Grade Credit Fund. In addition, at its May 12, 2016 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class A and Class I Shares.

2.	On March 18, 2016, the Fund’s Board of Trustees approved a change with respect to the Voya Emerging Markets Corporate Debt Fund, Voya Emerging Market Hard Currency Debt Fund, Voya Emerging Markets Local Currency Debt Fund and Voya Securitized Credit Fund’s distribution policy effective August 1, 2016. Prior to August 1, 2016, the Funds distributed capital gains, if any, annually, and declared and paid dividends monthly. Effective August 1, 2016, the Funds distribute capital gains, if any, annually, and declare dividends daily and pays dividends consisting of ordinary income, if any, monthly.